Exhibit 4.36

PURCHASE AGREEMENT

This agreement is made by and between:

Converium AG, General Guisan-Quai 26, 8022 Zurich, Switzerland, a company established under the laws of Switzerland (the “Seller”)

and

Converium Finance S.A., 54 boulevard Napoléon Ier, 2210 Luxembourg, Luxembourg, a company established under the laws of Luxembourg (the “Buyer”)

WHEREAS

a.	The Seller entered into a loan agreement (the “Loan”) with Converium Holding AG (the “Borrower”) dated December 19, 2001 and granting Borrower a loan in the total aggregate amount of USD 150,000,000. An interest rate of 7.0 per cent per annum was agreed.

b.	The Seller is willing to sell and assign and the Buyer is intending to buy all interest, claims and rights (the “Rights”) of the Seller under the Loan.

NOW THEREFORE IT IS AGREED AS FOLLOWS:

Article 1 — Sale of the Shares; Purchase Price

1.1. The Seller agrees to sell and the Buyer undertakes to buy all Rights of the Seller towards the Borrower under the Loan, including all interests and capital payments that are due or may at any time become due on or after the Effective Date (as defined hereafter).

The purchase and assignment of the Rights shall be effective as of December 27, 2002 (the “Effective Date”).

1.2 The total price to be paid by the Buyer to the Seller (the “Purchase Price”) shall be USD 150’758’333.33 and be payable at the Effective Day.

The transfer of the Rights shall be completed by a formal assignment on the Effective Day.

1.3. Upon and after the Effective Date, the Seller shall, at the request of the Buyer, do and execute or procure to be done and executed all such acts, deeds, documents and things as may be reasonably necessary to give effect to this agreement.

Article 2 – Representations and Warranties

2.1. The Seller hereby represents and warrants that

a)	it legally owns the Rights and has taken all necessary corporate action to sell the Rights to the Buyer according to the present agreement; and

b)	the Rights are free of any liens or encumbrances of whatever nature and there is no legal, regulatory or contractual impediment to transfer the Rights to the Buyer; and the

c)	the Borrower is in good standing and the Seller has not received any notice of, and has no reason to believe that exist, any judgments, legal actions, administrative proceedings, investigations, agreements, commitments, controversies of any nature pending or threatened that may adversely affect the ability to consummate the transaction contemplated by this agreement or that might have, or have had, a material adverse effect on the value of the Rights and, therefore, on the fixing of the Purchase Price.

2.2. The Buyer hereby assures that it has taken all necessary corporate action to enter into this agreement, that this agreement does not violate any legal or contractual obligation binding upon it, and that upon signature of the present agreement the obligations of the Buyer contained herein shall be its legal and enforceable obligations.

Article 3 — Taxes and Levies

3.1. Any payment hereunder shall be received by the Seller in full, net of any tax, levy and any other retention or withholding. If at any time the Buyer is required to make any deduction or withholding in respect of taxes from any payment due under this agreement for the account of the Seller, the sum due from the Buyer in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Seller receives a net sum equal to the sum it would have received had no such deduction or withholding been required to be made.

Article 4 — Law and Jurisdiction

4.1. The present agreement shall be and the relationship between the parties hereto shall be governed by, and interpreted in accordance with, the laws of Switzerland, excluding the principles of conflict of laws.

4.2. Any dispute arising from the present agreement shall be submitted exclusively to the Commercial Court of the Canton of Zurich (“Handelsgericht des Kantons Zürich”) in Zurich (Switzerland), or any other court of competent jurisdiction that the parties mutually agree to elect.

Article 5 — Notices

All written notices and other communications under or with regard to this agreement shall be addressed to the following addresses (or to such other address for a party as shall be specified by like notice):

a)	if to the Seller, to:

Converium AG General Guisan-Quai 26 8022 Zürich

b)	if to the Buyer, to: Converium Finance S.A. 54 boulevard Napoléon Ier 2210 Luxembourg

In witness whereof, the parties have signed this agreement in [2] counterparts of identical form.

Place, Date	Converium AG

(authorized signatures)

Place, Date	Converium Finance S.A.

(authorized signatures)

ASSIGNMENT

THIS ASSIGNMENT, made this December 27, 2002 by and between Converium AG, General Guisan-Quai 26, 8022 Zürich (the “Assignor”) and Converium Finance S.A., 54 boulevard Napoléon Ier, 2210 Luxembourg (the “Assignee”)

WHEREAS, Assignor and Assignee have entered into a purchase agreement pursuant to which Assignor agreed to assign to Assignee all its interest, rights and claims (the “Rights”) under the loan agreement (the “Loan”) with Converium Holding AG dated December 19, 2001.

WHEREAS, Assignor desires to assign to Assignee as of the date hereof Assignor’s Rights under the Loan.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:

1.	Terms used herein but not defined shall have the meaning ascribed to them in the Loan.

2.	Assignor hereby assigns, sets over and transfers unto Assignee to have and to hold from and after the date hereof, but effective as of December 27, 2002 the Rights of Assignor in, to and under the Loan and Assignee hereby accepts this assignment. The foregoing assignment is made without recourse, representation or warranty, express or implied.

3.	This Assignment shall be governed by and construed in accordance with the laws of Switzerland.

4.	All disputes arising out of or relating to this Assignment shall be subject to the exclusive jurisdiction of the Commercial Court (Handelsgericht) of the Canton of Zurich, with the right to appeal to the Federal Tribunal.

IN WITNESS WHEREOF, the parties hereto have duly executed this Assignment as of the day and year first above written.

ASSIGNOR:

Converium AG

By

Name : Title:

By:

Name: Title:

ASSIGNEE:

Converium Finance S.A.

By:

Name: Title:

By:

Name: Title:

Acknowleged by Comverium Holding AG

By:	By: